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                               February 17, 2021

       Hanna Selyska
       President
       Azzurro Solutions Corp.
       V Osik  ch, 24, Dolni Mecholupy
       Prague, Czech Republic 10900

                                                        Re: Azzurro Solutions
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2021
                                                            File No. 333-25235

       Dear Ms. Selyska:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed January 29, 2021

       Risk Factors
       Our Sole Officer and Director Resides Outside the United States of America, page 7

   1. Please augment your risk factor to also disclose an investor's ability to bring an original action in a Czech
Republic court to enforce liabilities based upon the U.S. federal securities laws against
the President of your company.
       Description of Our Business, page 14

   2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal
assets (or assets consisting solely of cash or cash equivalents), and you have no or
nominal operations. Accordingly, please revise your prospectus, including the cover
page and prospectus summary, to disclose that you are a shell
 Hanna Selyska
Azzurro Solutions Corp.
February 17, 2021
Page 2
         company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.
Selling Stockholders, page 22

3. We note that according to your chart, the selling stockholders own 180,000 shares before the offering and will own 180,000 shares after the offering. Please revise for accuracy and consistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any questions.



FirstName LastNameHanna Selyska                                Sincerely,
Comapany NameAzzurro Solutions Corp.
                                                               Division of
Corporation Finance
February 17, 2021 Page 2                                       Office of Trade
& Services
FirstName LastName